Exhibit 1.2

                    Amendment to the By-Laws of Quinenco S.A.

Quinenco S.A.'s by-laws were amended in an Extraordinary Shareholders' Meeting held on November 5, 2004 to read as follows:

Article Eight

The business affairs of the company shall be managed by a board of directors comprised of seven members. The directors shall hold office for a period of three years, at the end of which period all of their terms expire, and all or part of its members may be reelected.

Article Eleven

At least four members of the board of directors shall constitute a quorum for the transaction of business at any board meeting. The act of the majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors. In case of a tie, the chairman of the board shall cast the tie-breaking vote.

Temporary Article

At the Extraordinary Shareholders' Meeting held on November 5, 2004, shareholders agreed to reduce the number of board members from nine to seven, modifying Article Eight of the company's by-laws. The term of the board members elected at the Extraordinary Shareholders' Meeting will expire on the date of the next General Ordinary Shareholders' Meeting, and a new board shall be elected at that time.